Please reply to: Orient-Express Hotels Inc. 1114 Avenue of the America New York, New York 10036 January 11, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Robert F. Telewicz, Jr.

Re:	Orient-Express Hotels Ltd. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-16017

Dear Mr. Telewicz:

Orient-Express Hotels Ltd. (the “Company”) received the Staff’s comment letter dated December 29, 2011 relating to the above-referenced Form 10-K.  The comment letter requests a response within ten business days, or January 13, 2012.  The Company hereby respectfully requests a five business day extension of time to respond to the comment letter, and anticipates submitting its response on or before January 20, 2012.

Please direct any questions concerning this request to the undersigned at telephone (212) 764-8238 or email ehetherington@oeh.com.

Very truly yours,

/s/ Edwin S. Hetherington
Vice President, General Counsel and Secretary

cc:  Martin O’Grady, Vice President-Finance and Chief Financial Officer.